UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

September 19, 2012
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109   **59-1517485**
(Commission File Number)   (IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On September 19, 2012, Raymond James Financial, Inc. issued a press release to disclose its operating data for August 2012.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

      (d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated September 19, 2012, issued by Raymond James Financial, Inc.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<table>
<tr><td></td><td>RAYMOND JAMES FINANCIAL, INC.</td></tr>
<tr><td></td><td></td></tr>
<tr><td>Date: September 19, 2012</td><td>By: /s/ Jeffrey P. Julien</td></tr>
<tr><td></td><td>Jeffrey P. Julien</td></tr>
<tr><td></td><td>Executive Vice President - Finance,</td></tr>
<tr><td></td><td>Chief Financial Officer and Treasurer</td></tr>
</table>

Exhibit 99.1

RAYMOND JAMES

September 19, 2012
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
REPORTS AUGUST 2012 OPERATING DATA

ST. PETERSBURG, Fla. - In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"August showed solid operating metrics in most of our businesses," said CEO Paul Reilly. Securities commissions and fees were up 8 percent versus the preceding month to $250 million. This compares well to the S&P 500 index, which was up 2 percent in August. The Private Client Group and Fixed Income were responsible for the growth in this area.

Assets under administration grew to a record $383 billion, up 1 percent from the preceding month. Assets under management grew to a record $42 billion, up 2 percent from the previous month. Bank loans grew 1 percent during the month to $8 billion, continuing its positive momentum.

Although Fixed Income had a strong rebound in August, Equity Capital Markets continues to be challenged as the business further declined from an already weak July.

The Morgan Keegan integration remains on track as we continue to meet or exceed our internal benchmarks. September to date has provided a positive start for all of our businesses, but the near-term outlook remains uncertain as we near the U.S. elections.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its four principal wholly owned broker/dealers, Raymond James & Associates, Inc., member New York Stock Exchange/SIPC; Raymond James Financial Services, Inc., member FINRA/SIPC; Morgan Keegan & Co., Inc., member FINRA/SIPC (branded as Raymond James | Morgan Keegan) and Raymond James Ltd., member Investment Industry Regulatory Organization of Canada/CIPF, have over 6,000 financial advisors serving 2 million accounts in over 2,500 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $380 billion, of which approximately $40 billion are managed by the firm's asset management subsidiaries.

Forward Looking Statements

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements, due to a number of factors, which include, but are not limited to, the integration of Raymond James' and Morgan Keegan's businesses including the diversion of management time on integration issues, or realizing the projected benefits of the acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2011 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarters ended December 31, 2011, March 31, 2012 and June 30, 2012, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

For more information, contact Steve Hollister at 727-567-2824.

Please visit the Raymond James Press Center at raymondjames.com/media.

Raymond James Financial, Inc.

Operating Data

	August 31, 2012 (23 business days)	July 31, 2012 (21 business days)	August 31, 2011 (23 business days)
Total securities commissions and fees [1]	$ 249.7 mil.	$ 231.4 mil.	$ 190.1 mil.
Client assets under administration [2]	$ 383 bil.	$ 379 bil.	$ 269 bil.
Financial assets under management [3]	$ 42 bil.	$ 41 bil.	$ 34 bil.
Raymond James Bank total loans, net	$ 8.0 bil.	$ 7.9 bil.	$ 6.4 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.

(2) Includes institutional assets of approximately $22 billion for both August 31, 2012 and July 31, 2012, and $2.9 billion for August 31, 2011.

(3) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.